UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOSPECIFICS TECHNOLOGIES CORP.

(Name of Subject Company)

BETA ACQUISITION CORP.

(Offeror)

A Wholly-Owned Subsidiary of

ENDO INTERNATIONAL PLC

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

Matthew J. Maletta

Endo International plc

First Floor, Minerva House, Simmonscourt Road

Ballsbridge, Dublin 4, Ireland

(484) 216-0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Brandon Van Dyke

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$658,157,995.11	$71,805.04**

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (a) 7,344,955 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of BioSpecifics Technologies Corp. (“BioSpecifics”) multiplied by $88.50, the offer price per Share (the “Offer Price”), (b) 212,187 Shares issuable pursuant to outstanding stock options with an exercise price less than $88.50 per Share, multiplied by $33.03 (which is the price of $88.50 minus the weighted average exercise price for such options of $55.47 per share) and (c) 12,666 Shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the Offer Price. The calculation of the filing fee is based on information provided by BioSpecifics as of October 28, 2020, the most practicable recent date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, by multiplying the transaction valuation by 0.00010910.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Endo International plc, a public limited company incorporated in Ireland (“Endo”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioSpecifics Technologies Corp., a Delaware corporation (“BioSpecifics”), at a price of $88.50 per Share, net to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is BioSpecifics Technologies Corp., a Delaware corporation. BioSpecifics’ principal executive offices are located at 2 Righter Parkway, Delaware Corporate Center II, Wilmington, DE 19803. BioSpecifics’ telephone number at such address is (302) 842-8450. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning BioSpecifics” is incorporated herein by reference.

(b) This Schedule TO relates to all outstanding Shares. BioSpecifics has advised Endo that, as of the close of business on October 28, 2020, 7,344,955 Shares were outstanding, 212,187 Shares were issuable pursuant to outstanding stock options and 12,666 Shares were subject to issuance upon settlement of outstanding restricted stock units, as described in further detail in the Offer to Purchase. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Endo International plc, a public limited company incorporated in Ireland, and Beta Acquisition Corp., a Delaware corporation and a wholly-owned indirect subsidiary of Endo. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Endo and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Certain Information Concerning Endo and Purchaser”, “Background of the Offer and the Merger”, “The Transaction Agreements” and “Purpose of the Offer; Plans for BioSpecifics” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Purpose of the Offer; Plans for BioSpecifics” is incorporated herein by reference.

(c) (1)-(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “The Transaction Agreements”, “Background of the Offer and the Merger”, “The Transaction Agreements”, “Purpose of the Offer; Plans for BioSpecifics”, “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Endo and Purchaser”, “Purpose of the Offer; Plans for BioSpecifics” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Endo and Purchaser”, “Background of the Offer and the Merger”, “The Transaction Agreements” and “Purpose of the Offer; Plans for BioSpecifics” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Purpose of the Offer; Plans for BioSpecifics”, “Conditions to the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Conditions to the Offer”, “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of November 2, 2020.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement, as published in The Wall Street Journal on November 2, 2020.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated October 19, 2020, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Endo International plc with the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2020.

(a)(5)(B)	Press Release, dated November 2, 2020, announcing commencement of the Offer.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 19, 2020, by and among Endo International plc, Beta Acquisition Corp. and BioSpecifics Technologies Corp., incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Endo International plc with the SEC on October 19, 2020.

(d)(2)	Support Agreement, dated as of October 19, 2020, by and among Endo International plc, Beta Acquisition Corp. and the Marital Trust U/W/O Edwin H. Wegman dated 8-10-06, incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Endo International plc with the SEC on October 19, 2020.

(d)(3)	Confidentiality Agreement, dated as of September 22, 2020, between Endo International plc and BioSpecifics Technologies Corp.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDO INTERNATIONAL PLC

By	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief Legal Officer and Company Secretary
Date:	November 2, 2020

BETA ACQUISITION CORP.

By	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief Legal Officer and Secretary
Date:	November 2, 2020